EXHIBIT 2.1
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (together with the Schedules and Exhibits attached hereto, this “Agreement”), dated as of May 14, 2008, by and among Celgard Acquisition Corp., a company organized and existing under the laws of the Cayman Islands (the “Buyer”), Yurie Wide Corporation, a stock company organized and existing under the laws of the Republic of Korea (the “Company”), and the stockholders of the Company as set forth on Exhibit A to this Agreement (the “Stockholders”).
WITNESSETH:
     WHEREAS, each Stockholder is the beneficial and record holder of the number of shares of capital stock of the Company designated next to their names on Exhibit A to this Agreement; and
     WHEREAS, the Stockholders wish to sell to the Buyer and the Buyer wishes to purchase from the Stockholders all of the issued and outstanding capital stock of the Company pursuant to the terms of this Agreement;
     NOW, THEREFORE, in reliance upon the representations and warranties made herein and in the other Transaction Documents (as defined in Section 3.2) and in consideration of the mutual agreements contained in the Transaction Documents, the parties agree as follows:
ARTICLE 1.
SALE AND PURCHASE OF SHARES
1.1 Sale and Purchase of the Shares
     Subject to the terms and conditions set forth in this Agreement, each Stockholder agrees to sell to the Buyer, and the Buyer agrees to purchase from each Stockholder, the number of Shares set forth for each Stockholder on Exhibit A, the total of which constitute all of the issued and outstanding capital stock of the Company (the “Shares”).
1.2 Purchase Price and Payment for the Shares
     The total consideration for the Shares (the “Purchase Price”) shall consist of (i) 23.5 Billion Korean Won, minus (ii) 17,361,157,640 Korean Won, which is the aggregate payoff amount with respect to all of the Company’s indebtedness for borrowed money (including convertible bonds) owed to the Stockholders and financial institutions as of May 15, 2008, as set forth on Schedule 1.2 (the “Company Indebtedness”), and minus (iii) the amount, if any, by which Estimated Working Capital (as defined in Section 1.4 and as set forth on Schedule 1.4) is less than zero. The Purchase Price will be subject to adjustment, if any, as set forth in Section 1.4. At the Closing, the Buyer will pay to the Stockholders’ Representative on behalf of the Stockholders and the Stockholders’ Representative will promptly pay to each Stockholder such Stockholder’s pro rata share of the Purchase Price in immediately available funds by wire transfer to the accounts listed on Exhibit B to this Agreement, less 2,500,000,000 Korean Won or the U.S. dollar equivalent of 2,500,000,000 Korean Won, as applicable (the “Escrow Amount”), to be paid by the Buyer to JPMorgan Chase Bank, N.A. or Samsung Securities Co., LTD. (as agreed by the parties), as escrow agent (the “Escrow Agent”), pursuant to that certain Escrow Agreement to be entered into by the Buyer, the Company, the Stockholders’ Representative and the Escrow Agent with a term of two years (the ”Escrow Agreement”), it being understood that the parties shall use their best efforts to agree on the terms and conditions of the Escrow Agreement as soon as practicable after the date first set forth above. The Escrow Amount plus any interest accrued thereon will be available to be applied toward any amounts owed by the Stockholders to any Buyer Indemnitee (as defined below) under this Agreement in accordance with the terms of this Agreement and the Escrow Agreement.
1.3 Deliverables
          (a) As soon as practicable after the signing of this Agreement, each Stockholder will deliver to the Buyer the following:
          (i) Copies of stock certificates with originals delivered to the Buyer’s local counsel in Korea, in form suitable for transfer, registered in the name of such Stockholder, evidencing such Stockholder’s Shares, to be held by the Buyer’s local counsel in escrow pending release at the Closing;
          (ii) A copy of the stockholders’ register;
          (iii) Copies of resignations of all directors and officers of the Company from their respective positions;
          (iv) Copies of any consent, approval, authorization, declaration or filing set forth on Schedule 3.7; and
          (v) A copy of a certificate executed by the Representative Director of the Company, in a form reasonably satisfactory to the Buyer, with respect to: the authenticity of, and attaching thereto, the articles of incorporation of the Company; the approval and authorization of the board of directors of the Company of the Transaction Documents and the transactions contemplated hereby and thereby; and the valid corporate existence of the Company; and
          (b) Upon receipt of the items in Section 1.3(a), the Buyer will promptly instruct JPMorgan Chase Bank, N.A. to initiate the transfer of funds to be paid to the Stockholders’ Representative pursuant to Section 1.2 and provide to the Stockholders’ Representative evidence of the same.
          (c) At the Closing, the Buyer will:
          (i) Pay the Purchase Price in accordance with Section 1.2 above; and
          (ii) Deliver a certificate executed by the Secretary of the Buyer, in a form reasonably satisfactory to the Stockholders’ Representative (as defined in Section 10.11), with respect to the approval and authorization of the board of directors of the Buyer of the Transaction Documents and the transactions contemplated hereby and thereby.
          (d) The Buyer shall, as soon as practicable after the Closing (but no later than 5 business days after the Closing), (i) cause the Company to repay the Company Indebtedness in full (including any interest thereon that may have accrued up to the date of such repayment), and (ii) arrange for any and all outstanding guarantees, security and collateral that have been provided by any Stockholder in respect of such Company Indebtedness to be terminated and released; provided, that the Stockholders shall reimburse the Buyer for any prepayment, early termination or other fees associated with the repayment of the Company Indebtedness prior to its maturity.

1.4 Post-Closing Adjustments
          (a) The Purchase Price will be reduced if the actual Working Capital (as defined in subparagraph (c) of this Section) on the Effective Date is negative. The Purchase Price paid at the Closing has been calculated based on the most recently available estimate of actual Working Capital as of the date of this Agreement (the “Estimated Working Capital”), as set forth on Schedule 1.4.
          (b) Within 60 days after the Effective Date, a final Purchase Price reduction will be made if the amount of Working Capital actually on hand on the Effective Date (the “Final Working Capital”) is negative and less than the Estimated Working Capital, as determined in good faith by (i) the Buyer’s auditors or (ii) other accountants or accounting consultants with high reputation retained by the Buyer, which determination will be final and not subject to appeal. If the Estimated Working Capital is negative and the Final Working Capital is less than the Estimated Working Capital, then the reduction will be equal to the absolute difference between the Estimated Working Capital and the Final Working Capital. If the Estimated Working Capital is positive and the Final Working Capital is less than the Estimated Working Capital, then the reduction will be equal to the amount by which the Final Working Capital is less than zero. The amount of such adjustment will be paid by the Stockholders on a pro rata basis.
          (c) “Working Capital” is defined as Accounts Receivable plus Inventory plus cash on hand, minus Accounts Payable. “Accounts Receivable” includes trade accounts receivable existing on the Effective Date that are actually collected within 30 days after the Effective Date. “Inventory” means useable raw material, work-in-process and finished goods inventories that are useable and saleable by the Company within 90 days after the Effective Date, as determined in good faith by the Buyer. “Accounts Payable” means any accounts payable existing on the Effective Date and payable by the Company after the Effective Date.
ARTICLE 2.
CLOSING AND TERMINATION
2.1 Closing
     The Closing will take place as soon as practicable following the date hereof (the “Effective Date”). The Closing for purposes of this Agreement shall mean the release of the stock certificates held by the Buyer’s local counsel to the Buyer upon confirmation by the Stockholders’ Representative of his receipt of the funds to be paid to the Stockholders’ Representative pursuant to Section 1.2.
2.2 Termination
     This Agreement may be terminated in writing at any time before the Closing:
          (a) without liability on the part of any party hereto by mutual consent of Buyer and the Stockholders;
          (b) by Buyer, if the Stockholders shall not have delivered the items set forth in Section 1.3(a); or
          (c) by the Stockholders, if Buyer shall not have delivered the items set forth in Section 1.3(b).

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
     Each of the Stockholders severally, and not jointly, represents and warrants to the Buyer as of the date hereof and as of the Effective Date that:
3.1 Corporate Existence. The Company is a stock company duly organized and validly existing under the laws of the Republic of Korea and has all corporate power and authority to carry on its business as now being conducted and to own its properties and is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which it is required to be so licensed or so qualified, except where the failure to be so licensed or so qualified would not have a Material Adverse Effect on the Company. “Material Adverse Effect” shall mean, with respect to any concerned Person (as defined in Section 3.7), a material adverse change in the financial condition, assets, liabilities (contingent or otherwise), results of operations, business or business prospects thereof or the occurrence of any event or combination of events that could reasonably be expected to result in a material adverse change in the financial condition, assets, liabilities (contingent or otherwise), results of operations, business or business prospects thereof.
3.2 Authority of the Company. The Company has full corporate power and authority to enter into this Agreement and any ancillary agreements or documents contemplated hereby or thereby (this Agreement, collectively with such other agreements, the “Transaction Documents”) and to consummate the transactions contemplated by the Transaction Documents to which it is a party. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party have been duly authorized by all requisite corporate action. The Transaction Documents to which it is a party have been duly executed and delivered by the Company, and (assuming due execution and delivery by the Buyer) the Transaction Documents to which it is a party constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles.
3.3 Authority of the Stockholders. Such Stockholder has requisite legal capacity (in the case of Yurie ES Co., Ltd., requisite corporate power and capacity) to execute and enter into the Transaction Documents to which such Stockholder is a party and to consummate the transactions contemplated hereby and thereby. The power of attorney executed by such Stockholder in favor of the Stockholders’ Representative and delivered by the Stockholders’ Representative to the Buyer is legally valid and binding upon the parties thereto, has been duly executed by such Stockholder and conveys the necessary authority to the Stockholders’ Representative to negotiate and execute the Transaction Documents on behalf of such Stockholder. The Transaction Documents to which such Stockholder is a party have been duly executed and delivered by such Stockholder (in the case of Yurie ES Co., Ltd., after taking all required corporate actions), and (assuming due execution and delivery by the Buyer) the Transaction Documents to which such Stockholder is a party constitute a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles.
3.4 Subsidiaries. Except as set forth on Schedule 3.4, the Company does not have any subsidiaries, branch offices or other affiliates, nor does it own, directly or indirectly, any capital stock, ownership interests or other equity securities of any entity or have any direct or indirect equity or ownership interest, including interests in partnerships and joint ventures, in any business. The Company is not a party to any agreements relating to the voting, purchase or sale of capital stock of any entity or of any partnership or joint venture interest.
3.5 Ownership of Shares. Each Stockholder is the lawful record and beneficial owner of the Shares set forth next to such Stockholder’s name on Exhibit A. Each Stockholder owns such Shares free and clear of all pledges, liens, charges, encumbrances, easements, defects, security interests, claims, options and restrictions of every kind (“Encumbrances”). Upon the delivery of the Shares in the manner contemplated under Section 1.3, the Buyer will acquire the beneficial and legal, valid and indefeasible title to the Shares, free and clear of all Encumbrances.
3.6 Capitalization. The authorized capital of the Company consists of 400,000 common shares, par value 5,000 Korean Won per share (the “Common Shares”), of which 100,000 Common Shares are issued and outstanding. All such issued and outstanding Common Shares have been validly issued and are fully paid and nonassessable. Except as set forth on Schedule 3.6, there are no outstanding options, warrants or other rights of any kind to acquire any additional shares of capital stock of the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is the Company committed to issue any such option, warrant, right or security.
3.7 No Violation. None of the Stockholders or the Company is subject to or bound by any provision of:
          (a) Any applicable federal, state, regional, local or foreign statute, law, ordinance, decree, order, rule, regulation or decision of any governmental or quasi-governmental agency, authority, commission, board or other body (the “Law”);
          (b) Any articles or certificate of incorporation, bylaws or other organizational document;
          (c) Any mortgage, deed of trust, lease, note, shareholders’ agreement, bond, indenture, other instrument or agreement, license, permit, trust, custodianship or other restriction; or
          (d) Any judgment, order, writ, injunction or decree of any court, governmental body, administrative agency or arbitrator,
(w) that would prevent, (x) that would be violated by, (y) that would result in the creation of any Encumbrance as a result of, or (z) under which there would be a default or right of termination as a result of, the execution, delivery and performance by each Stockholder of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. Except as set forth in Schedule 3.7, no consent, approval or authorization of, or declaration or filing with, any individual, corporation or other entity or any government or any agency or political subdivision thereof (each a “Person”) is required for the valid execution, delivery and performance by the Stockholders of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
3.8 Litigation. Except as set forth in Schedule 3.8, There is (a) no outstanding consent, order, judgment, injunction, award or decree of any court, government or regulatory body or arbitration tribunal against or involving the Company, (b) no action, suit, dispute or governmental, administrative, arbitration or regulatory proceeding pending or, to the Company’s or any Stockholder’s Knowledge, threatened against or involving the Company, and (c) to the Company’s or any Stockholder’s Knowledge, no investigation pending or threatened against or relating to the Company or any of its officers or directors. “Knowledge” of a Person shall mean actual knowledge of a particular fact or other matter. Any Person that is not a natural individual shall be deemed to have Knowledge of a particular fact or other matter if any director or executive officer of such Person has Knowledge thereof.
3.9 Personal Property
          (a) Except as set forth in Schedule 3.9(a), the Company has good and valid title to, or valid leasehold interests in, or valid contractual rights to use all of its properties, assets (tangible and intangible) and other rights used in its business as presently conducted that do not constitute real property, free and clear of all Encumbrances (except for Permitted Encumbrances). “Permitted Encumbrances” shall mean (i) mechanics’, materialmens’, repairmens’ and contractors’ liens arising in the ordinary course of business and for amounts which are not delinquent; (ii) easements not interfering materially with the ordinary conduct of the business of the Company or detracting materially from the use, occupancy, value or marketability of title of the assets subject thereto; (iii) and Encumbrances for Taxes (as defined in Section 3.13) not yet due and payable or for Taxes that the Company is contesting in good faith by appropriate proceedings, in both cases for which the Company has established adequate reserves in accordance with Korean generally accepted accounting principles (“GAAP”).
          (b) The machinery, tools, equipment and other tangible physical assets of the Company (other than items of inventory) are in good working order, normal wear and tear excepted, are being used or are useful in the business of the Company and are in an operating condition sufficient to conduct the business of the Company as now being conducted.
3.10 Real Property
          (i) Schedule 3.10(a) sets forth the real property owned, held under a lease or used by, or necessary for the conduct of the business of, the Company (the “Real Property”). The Stockholders have delivered, or caused to be delivered, to the Buyer complete and correct copies of all material documents related to the Real Property.
          (b) Except as set forth in Schedule 3.10(b), the Company:
          (i) Owns and has good and marketable title in fee simple to the Real Property designated as “owned property” in Schedule 3.10(a), free and clear of all Encumbrances, except those Encumbrances which are specifically set forth on Schedule 3.10(b), and Permitted Encumbrances;
          (ii) With respect to the Real Property designated as “leased property” in Schedule 3.10(a), is in peaceful and undisturbed possession of the space and/or estate under each lease under which it is a tenant, and there are no defaults by it as tenant thereunder; and
          (iii) Has good and valid rights of ingress and egress to and from all the Real Property from and to the public street systems for all usual street, road and utility purposes and other purposes necessary or incidental to the business of the Company.
          (c) The Company has not received any notice of any appropriation, condemnation or like proceeding or of any violation of any applicable zoning law, regulation, requirement or other Law relating to or affecting the Real Property, and to the Company’s and each Stockholder’s Knowledge, no such proceeding has been threatened or commenced.
          (d) All of the buildings, structures, improvements and fixtures used by, or necessary for the conduct of, the business of the Company, owned or leased by the Company, are in a good state of repair, maintenance and operating condition and, except for normal wear and tear, there are no defects with respect thereto which would impair the day-to-day use of any such buildings, structures, improvements or fixtures or which would subject the Company to liability under applicable Law.
3.11 Financial Statements
          (a) The Company has heretofore furnished the Buyer with copies of the following financial statements of the Company:
          (i) the consolidated audited balance sheet of the Company as of December 31, 2007 (the “Reference Balance Sheet”), and the related consolidated statements of income, consolidated changes in stockholders’ equity and consolidated cash flows for the annual period then ended; and
          (ii) the consolidated unaudited balance sheet of the Company as of March 31, 2008, and the related consolidated unaudited statements of income, changes in stockholders’ equity and cash flows for the period then ended.
     Except as noted therein and except for normal year-end adjustments with respect to the unaudited financial statements, all such financial statements are complete and correct in all material respects, were prepared in accordance with GAAP consistently applied throughout the periods indicated and present fairly the consolidated financial position of the Company at such dates and the results of its operations and its cash flows for the periods then ended.
          (b) There are no liabilities, debts, obligations or claims against the Company of any nature, absolute or contingent, except (i) as and to the extent reflected or reserved against on the Reference Balance Sheet, (ii) specifically described and identified as an exception to this paragraph in Schedule 3.11, (iii) incurred since the date of the Reference Balance Sheet in the ordinary course of business consistent with prior practice and Section 3.19 hereof, or (iv) open purchase or sales orders or agreements for delivery of goods and services in the ordinary course of business consistent with prior practice.
3.12 Books and Records. The Company has made available for inspection by the Buyer all of the books of account relating to businesses of the Company. Such books of account of the Company reflect all the transactions and other matters required to be set forth under GAAP applied on a consistent basis.
3.13 Tax Matters.
          (a) Except as set forth in Schedule 3.13, the Company and each of the Company’s subsidiaries and branch offices has timely filed all Tax Returns (as defined below) required to be filed by it, and all such Tax Returns are true and accurate in all material respects. The provision for Taxes (as defined below) on the Reference Balance Sheet is sufficient for all accrued and unpaid Taxes as of the date thereof. The Company has made available to the Buyer correct and complete copies of all Tax Returns filed with respect to the Company and each of the Company’s subsidiaries and branch offices for taxable periods ending on or after December 31, 2005, and all examination reports, and statements of deficiencies assessed against or agreed to by the Company and each of the Company’s subsidiaries and branch offices with respect to such taxable periods.
          (b) Except as set forth in Schedule 3.13:

          (i) none of the Company or any of the Company’s subsidiaries or branch offices has consented to extend the time in which any Tax may be assessed or collected by any taxing authority, which extension is in effect as of the date hereof;
          (ii) none of the Company or any of the Company’s subsidiaries or branch offices has requested or been granted an extension of the time for filing any Tax Return to a date later than the date hereof;
          (iii) there is no action, suit, taxing authority proceeding or audit now in progress or pending against or with respect to the Company or any of the Company’s subsidiaries or branch offices with respect to any Tax;
          (iv) Since December 31, 2005, none of the Company or any of the Company’s subsidiaries or branch offices has been a member of an Affiliated Group (other than a group of which the Company is or was the parent); and
          (v) none of the Company or any of the Company’s subsidiaries or branch offices is a party to or bound by any Tax allocation or Tax sharing agreement.
          (c) For purposes of this Agreement:
          (i) “Affiliated Group” means an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company or any of the Company’s subsidiaries or branch offices is or has been a stockholder.
          (ii) “Tax” means any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added or other transaction-based, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, or employee or other withholding tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.
          (iii) “Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.
3.14 Employee Matters
          (a) Schedule 3.14(a) attached hereto sets forth a complete and accurate list of all current employees of the Company and their respective titles and current annual compensation rate (including bonus and commissions). The Company has heretofore delivered to the Buyer complete and correct copies of the following items (if any): (i) collective bargaining, union or other employee association agreements, (ii) employment, managerial, advisory, consulting, change in control and severance agreements, (iii) employee confidentiality or other agreements protecting proprietary processes, formulae or information, and (iv) each employee benefit or compensation plan, agreement or arrangement covering present or former employees of the Company, including stock purchase, stock option, fringe benefit, bonus and deferred compensation plans, agreements or funding arrangements (collectively, the “Benefit Plans”).
          (b) For each Benefit Plan, each of the following is true:
          (i) The Benefit Plans have been structured and operated in compliance with relevant laws in the Republic of Korea, including, but not limited to, the Labor Standard Act.
          (ii) The financial statements of the Company reflect all employee liabilities arising under such Benefit Plan as required under GAAP;
          (iii) There are no actions, suits or claims related to such Benefit Plan (other than routine claims for benefits in the ordinary course) pending, or to the Company’s and each Stockholder’s Knowledge, threatened, and to the Company’s and each Stockholder’s Knowledge, there are no facts which could reasonably be expected to give rise to any such actions, suits or claims (other than routine claims for benefits in the ordinary course);
          (iv) All contributions and insurance premiums required as of the Effective Date have been paid; and
          (v) The execution and delivery of the Transaction Documents by the Stockholders and the Company and the consummation of the transactions contemplated hereunder and thereunder, either alone or together with any subsequent events, will not result in any obligation or liability (with respect to accrued benefits or otherwise) to any such Benefit Plan, to any employee or former employee of the Company.
          (c) With respect to the Company, except as set forth in Schedule 3.14(c), each of the following is true:
          (i) The Company is in compliance with the Law and collective bargaining agreements with respect to employment and employment practices, terms and conditions of employment and wages and hours and occupational safety and health regulations, and is not engaged in any unfair labor practice, and there is no action, suit or legal, administrative, arbitration, grievance or other proceeding pending or, to the Company’s and each Stockholder’s Knowledge, threatened, or, to the Company’s and each Stockholder’s Knowledge, any investigation pending or threatened against the Company relating to any of the foregoing, and, to the Company’s and each Stockholder’s Knowledge, no basis exists for any such action, suit or legal, administrative, arbitration, grievance or other proceeding or governmental investigation;
          (ii) There is no labor strike, dispute, slowdown or stoppage actually pending or, to the Company’s and each Stockholder’s Knowledge, threatened against the Company;
          (iii) None of the employees of the Company is a member of or represented by any labor union and, to the Company’s and each Stockholder’s Knowledge, there are no attempts of whatever kind and nature being made to organize any labor union of such employees;
          (iv) No agreement (including any collective bargaining agreement), arbitration or court decision, decree or order or governmental order, which is binding on the Company in any way limits or restricts the Company from relocating or closing any of its operations;

          (v) The Company has not experienced any organized work stoppage in the last five years; and
          (vi) There are no charges, administrative proceedings or formal complaints of discrimination (including but not limited to discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to the Company’s and each Stockholder’s Knowledge, threatened against the Company relating to any of the foregoing, or to the Company’s and each Stockholder’s Knowledge, any investigation pending or threatened against the Company before any federal, state, local or foreign agency or court relating to any of the foregoing.
3.15 Intellectual Property
          (a) “Intellectual Property” means all intellectual property rights including, but not limited to, patents, patent rights, trade secrets, know-how, trademarks, service marks, trade names, trade dress, copyrights, licenses and proprietary processes, inventions and formulae, both registered and unregistered, owned and licensed.
          (b) The Company has not granted any other party rights with respect to the Intellectual Property used or owned by the Company;
          (c) The Company does not own any registered patents, trademarks, service marks or copyrights;
          (d) The Company has not filed any trademark applications, service mark applications, copyright applications or patent applications; and
          (e) The Company has not entered into any licenses, assignments, grants, agreements or contracts for the license or right to use or encumber the Intellectual Property of the Company.
          (f) Except as set forth in Schedule 3.15(f),
          (i) None of the processes currently used by the Company or any of the products currently sold or manufactured by the Company or Intellectual Property currently used by the Company, infringes, misappropriates or otherwise violates or conflicts with the patent, industrial property, trademark, trade name, label, other mark, right or copyright or other intellectual property rights of any other Person or entity, including but not limited to the patent applications set forth on Exhibit D and any derivatives thereof;
          (ii) The Company has not received any notice of adverse claim or threat of adverse claim by any third party with respect thereto, and, to the Company’s and each Stockholder’s Knowledge, no basis exists for any such claim; and
          (iii) The Company has license agreements in force to the extent necessary to permit the full use of all of the processes currently used by the Company in its operations in accordance with present practices and to permit the Company to conduct its business.
3.16 Accounts Receivable. The accounts receivable appearing on the Reference Balance Sheet and all accounts receivable created since that date through the Effective Date represent and will represent valid obligations owing to the Company and are fully collectible by the Company.

3.17 Inventory. The inventories of raw materials, in-process and finished products of the Company are in good condition, conform in all material respects with the Company’s applicable specifications and warranties, are not obsolete, are useable or saleable within 90 days in the ordinary course of business and, if saleable, are saleable at values not less than the book value amounts thereof; all in-process and finished products in such inventories have been produced in compliance in material respects with the Company’s applicable quality control procedures. The value of all items of obsolete materials and of materials of below standard quality has been written down to net realizable value or adequate reserves have been provided therefor, as required under GAAP. The values at which such inventories are carried are in accordance with GAAP consistently applied. The amount and mix of items in the inventories of supplies, in-process and finished products is consistent with the Company’s past business practices.
3.18 No Material Change. Since the date of the Reference Balance Sheet, there has been no material adverse change in the financial condition, assets, liabilities (contingent or otherwise), results of operations, business or business prospects of the Company, except for any changes that occur in the ordinary course of business, incurrence of Company Indebtedness set forth on Schedule 1.2 and any Accounts Payable items included in the definition and calculation of Working Capital.
3.19 Absence of Change or Event. Except as set forth in Schedule 3.19, since the date of the Reference Balance Sheet, the Company has conducted its business only in the ordinary course and has not:
          (a) Incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, in excess of 10 million Korean Won in the aggregate, except liabilities or obligations incurred in the ordinary course of business and consistent with prior practice;
          (b) Mortgaged, pledged or subjected to lien, restriction or any other Encumbrance (other than Permitted Encumbrances) any of the property, businesses or assets, tangible or intangible, of the Company;
          (c) Sold, transferred, leased to others or otherwise disposed of any of its assets (or committed to do any of the foregoing), including, but not limited to, the payment of any loans owed to any affiliate (including the Stockholders), except for inventory sold to customers or returned to vendors and payments to any nonaffiliates on account of accounts payable or scheduled payments in respect of indebtedness for money borrowed disclosed on the Reference Balance Sheet or in the Schedules, in each case in the ordinary course of business and consistent with prior practice, or canceled, waived, released or otherwise compromised any debt or claim, or any right of significant value, except in the ordinary course of business and consistent with prior practice;
          (d) Suffered any damage, destruction or loss (whether or not covered by insurance), which has had or could have a Material Adverse Effect;
          (e) Made or committed to make any capital expenditures or capital additions or betterments in excess of an aggregate of 10 million Korean Won;
          (f) Encountered any labor union organizing activity or had any actual or threatened employee strikes, work stoppages, slow-downs or lock-outs;
          (g) Instituted any litigation, action or proceeding before any court, governmental body or arbitration tribunal relating to it or its property;

          (h) Declared or paid any dividend or made any other payment or distribution in respect of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its capital stock;
          (i) Increased the compensation of any officer, employee or agent of the Company, directly or indirectly, including by means of any bonus, pension plan, profit sharing, deferred compensation, savings, insurance, retirement, or any other employee benefit plan;
          (j) Increased promotional or advertising expenditures except in the ordinary course of business consistent with prior practice or otherwise changed its policies or practices with respect thereto; or
          (k) Made or changed any election concerning Taxes or Tax Returns, changed an annual accounting period, adopted or changed any accounting method, filed any amended return, entered into any closing agreement with respect to Taxes, settled any Tax claim or assessment or surrendered any right to claim a refund of Taxes or obtained or entered into any Tax ruling, agreement, contract, understanding, arrangement or plan.
3.20 Compliance with the Law
          (a) The operations and activities of the Company have complied and are in compliance in all material respects with the applicable Law, including, but not limited to, health and safety statutes and regulations and all Environmental Laws (as defined in subparagraph (m)(ii) of this Section), including, but not limited to, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.
          (b) The Company has heretofore delivered to the Buyer complete and correct copies of the following: (i) all governmental licenses, permits and other authorizations (the “Permits”) of the business of the Company; and (ii) all reports of inspection of the Company and properties from January 1, 2006 to the Effective Date under applicable Law relating to health and safety.
          (c) The Company has obtained all material Permits that are (i) required under the applicable Law, including the Environmental Laws, for the ownership, use and operation of each location owned, operated or leased by the Company, or (ii) otherwise necessary in the conduct of the business of the Company as presently conducted. All such Permits are in effect, no appeal nor any other action is pending to revoke any such Permit, and the Company is in compliance with the terms and conditions of all such Permits.
          (d) The Company has heretofore delivered to the Buyer true and complete copies of all environmental studies made in the last ten years relating to the Real Property and the facilities thereon (the “Property”) or any other property or facility previously owned, operated or leased by the Company.
          (e) There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter pending relating to the Company or the Property (or any other property or facility formerly owned, operated or leased by the Company) or, to the Company’s and each Stockholder’s Knowledge, threatened relating to the Company or the Property (or any other such property or facility formerly owned, operated or leased by the Company) and relating in any way to the Environmental Laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

          (f) The Company has not, and to the Company’s and each Stockholder’s Knowledge, no other Person has, released, placed, stored, buried or dumped any Hazardous Substances, Oils, Pollutants or Contaminants (as defined in subparagraph (m)(iv) of this Section) or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or adjacent to the Property (or any other property or facility formerly owned, operated or leased by the Company) except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the Company (which inventories and wastes, if any, were and are stored or disposed of in accordance with the applicable Law and in a manner such that there has been no Release (as defined in subparagraph (m)(v) of this Section) of any such substances into the environment in violation of applicable Law).
          (g) No Release or Cleanup (as defined in subparagraph (m)(i) of this Section) occurred at the Property (or any other property or facility formerly owned, operated or leased by the Company) that could reasonably result in the assertion or creation of a lien on the Property by any governmental body or agency with respect thereto, nor has any such assertion of a lien been made by any governmental body or agency with respect thereto.
          (h) No employee of the Company in the course of his or her employment with the Company has been exposed to any Hazardous Substances, Oils, Pollutants, Contaminants or other substance, generated, produced or used by the Company that could reasonably give rise to any claim against the Company.
          (i) The Company has not received any notice or order from any governmental agency or private or public entity advising it that the Company is responsible for or potentially responsible for Cleanup or paying for the cost of Cleanup of any Hazardous Substances, Oils, Pollutants or Contaminants or any other waste or substance, and the Company has not entered into any agreements concerning such Cleanup, nor is any Stockholder or the Company aware of any facts which might reasonably give rise to such notice, order or agreement.
          (j) The Property does not contain any: (a) underground storage tanks, (b) asbestos, (c) equipment using PCBs, (d) underground injection wells, or (e) septic tanks in which process wastewater or any Hazardous Substances, Oils, Pollutants or Contaminants have been disposed.
          (k) With regard to the Company and the Property (or any other property or facility formerly owned, operated or leased by the Company), there are no past or present (or, to the Company’s and each Stockholder’s Knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans that may interfere with or prevent compliance or continued compliance with the Environmental Laws as in effect on the Effective Date or with any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or that may give rise to any common law or legal liability under the Environmental Laws as in effect on the Effective Date, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, place of disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by the Company or a present or former facility of the Company, of any Hazardous Substances, Oils, Pollutants or Contaminants.
          (l) The Company has not entered into any agreement that may require it to pay to, reimburse, guaranty, pledge, defend, indemnify or hold harmless any person for or against Environmental Liabilities and Costs (as defined in subparagraph (m)(iii) of this Section).

          (m) The following terms shall be defined as follows:
          (i) “Cleanup” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment, (2) prevent the Release of Hazardous Substances, Oils, Pollutants or Contaminants so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (3) perform pre-remedial studies and investigations and post-remedial monitoring and care, or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment.
          (ii) “Environmental Laws” means all applicable Laws relating to pollution or protection of the environment, including, but not limited to, the applicable Laws relating to Releases or threatened Releases of Hazardous Substances, Oils, Pollutants or Contaminants into the indoor or outdoor environment (including, but not limited to, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances, Oils, Pollutants or Contaminants, and the applicable Laws with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Substances, Oils, Pollutants or Contaminants.
          (iii) “Environmental Liabilities and Costs” means all liabilities, obligations, responsibilities, obligations to conduct Cleanup, losses, damages, deficiencies, costs and expenses (including, but not limited to, all fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person, whether based in contract, tort, implied or express warranty, strict liability, joint and several liability, criminal or civil statute, including any Environmental Law, or arising from environmental, health or safety conditions, the Release or threatened Release of Hazardous Substances, Oils, Pollutants or Contaminants into the environment, as a result of past or present ownership, leasing or operation of any properties, owned, leased or operated by the Company, including, but not limited to, any of the foregoing incurred in connection with the conduct of any Cleanup.
          (iv) “Hazardous Substances, Oils, Pollutants or Contaminants” means all substances defined as such by, or regulated as such under, any Environmental Law.
          (v) “Release” means, when used as a noun, any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, but not limited to, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances, Oils, Pollutants or Contaminants through or in the air, soil, surface water, groundwater or property, and when used as a verb, the occurrence of any Release.
3.21 Contracts and Commitments
          (a) Schedule 3.21(a) sets forth each contract or agreement outstanding as of the date hereof to which the Company is a party and which:

          (i) Involves future payment or receipt of in excess of 25 million Korean Won or future performance or receipt of services or delivery or receipt of goods and materials, in each case with an aggregate value in excess of 25 million Korean Won, including, but not limited to, sale and purchase agreements, distributorship and sales representative agreements and loan agreements, notes and other financing documents or commitments to enter into any of the foregoing agreements;
          (ii) Is a guarantee or indemnity in respect of indebtedness of any Person (including the Stockholders, the Company or any affiliate of the Stockholders) or is a mortgage, security agreement or other arrangement intended to secure indebtedness of any Person (including the Stockholders, the Company or any affiliate of the Stockholders) creating an Encumbrance on any asset of the Company;
          (iii) Is an agreement, indenture or other instrument that contains restrictions with respect to the payment of dividends or any other distribution in respect of the capital stock of the Company;
          (iv) Imposes a right of first refusal, option or other restriction with respect to any assets or capital stock of the Company;
          (v) Is a loan or advance to, or investment in, any Person or an agreement, contract or commitment relating to the making of any such loan, advance or investment;
          (vi) Is an agreement, contract or commitment limiting the freedom of the Company to engage in any line of business or to compete with any Person; or
          (vii) Is a shareholders agreement or voting agreement.
          (b) Except as set forth in Schedule 3.21(b):
          (i) Each of the agreements set forth in Schedule 3.21(a) (the “Contracts”) was entered into in a bona fide transaction and is in full force and effect. The Company has heretofore delivered to the Buyer complete and correct copies of the Contracts. There is not under any Contract: (A) any existing default by the Company or, to the Company’s and each Stockholder’s Knowledge, by any other party thereto, or (B) any event which, after notice or lapse of time or both, would constitute a default by the Company or, to the Company’s and each Stockholder’s Knowledge, by any other party, or result in a right to accelerate or terminate or result in a loss of rights of the Company;
          (ii) No purchase contracts or commitments of the Company continue for a period of more than 12 months or are in excess of the normal, ordinary and usual requirements of the business or are at any excessive price;
          (iii) There are no outstanding sales contracts, commitments or proposals of the Company that continue for a period of more than 12 months or will result in any loss to the Company upon completion or performance thereof nor are there any outstanding contracts, bids or sales or service proposals quoting prices which will not result in a normal profit; and
          (iv) The Company is not under any liability or obligation with respect to the return of inventory or merchandise in the possession of customers or other Persons.

3.22 Insurance
          (a) Schedule 3.22 sets forth:
          (i) The policies of insurance presently in force and, without restricting the generality of the foregoing, those covering the Company’s public and product liability and its personnel, properties, buildings, machinery, equipment, furniture, fixtures and operations, specifying with respect to each such policy, the name of the insurer, type of coverage, term of policy, limits of liability and annual premium;
          (ii) The Company’s premiums and losses in excess of 25 million Korean Won, by year, by type of coverage, for the past five years based on information received from the Company’s insurance carriers;
          (iii) All outstanding insurance claims in excess of 25 million Korean Won by the Company for damage to or loss of property or income which have been referred to insurers or which the Company or the Stockholders believe to be covered by commercial insurance;
          (iv) General comprehensive liability policies carried by the Company for the past five years, including excess liability policies; and
          (v) Any agreements, arrangements or commitments by or relating to the Company under which the Company indemnifies any other Person or is required to carry insurance for the benefit of any other Person. The Company has heretofore delivered to the Buyer complete and correct copies of the policies and agreements set forth in Schedule 3.22.
          (b) The insurance policies set forth in Schedule 3.22 are in full force and effect, all premiums with respect thereto covering all periods up to and including the Effective Date have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies (i) are sufficient for compliance with the applicable Law and all agreements to which the Company is a party, (ii) are valid, outstanding and enforceable policies, (iii) will remain in full force and effect through the respective dates set forth in Schedule 3.22 without the payment of additional premiums, and (iv) will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by the Transaction Documents. The Company has not been refused any insurance with respect to its assets or operations, nor has any such coverage been limited, by any insurance carrier to which the Company has applied for any such insurance or with which the Company has carried insurance during the last five years.
3.23 Affiliate Interests
          (a) Schedule 3.23(a) sets forth all amounts in excess of 25 million Korean Won in the aggregate paid (or deemed for accounting purposes to have been paid) and services provided by the Company to, or received by the Company from, any affiliate of the Company during the last two fiscal years for products or services (including, but not limited to, any charge for administrative, purchasing, financial or other services) and all such amounts currently owed by the Company to, or to the Company by, any affiliate of the Company.
          (b) Each contract, agreement or arrangement between the Company, on the one hand, and any affiliate of the Company, any Stockholder, any affiliate of any Stockholder (other than the Company) or any shareholder, officer or director of any Stockholder, the Company or any affiliate of any Stockholder, on the other hand outstanding as of the Effective Date (the “Affiliate Agreements”) is

described in Schedule 3.23(b). Except as disclosed in Schedule 3.23(a) or (b), each of the transactions described in Section 3.23(a) and each of the Affiliate Agreements was entered into on commercially reasonable terms and conditions.
          (c) No shareholder, officer or director of any Stockholder, the Company or any affiliate of any Stockholder has any material interest in any property, real or personal, tangible or intangible, including but not limited to, inventions, patents, trademarks or trade names, used in or pertaining to the business of the Company.
3.24 Customers, Suppliers, Distributors, Etc. No supplier, customer, distributor or sales representative of the Company has canceled or otherwise terminated, or made any written threat to the Company or to any of their affiliates to cancel or otherwise terminate, for any reason, including the consummation of the transactions contemplated hereby, its relationship with the Company, or has at any time on or after May 2, 2007 decreased materially its services or supplies to the Company in the case of any such supplier, distributor or sales representative, or its usage of the services or products of the Company. To the Company’s and each Stockholder’s Knowledge, no supplier, customer, distributor or sales representative intends to cancel or otherwise terminate its relationship with the Company or decrease materially its services or supplies to the Company or its usage of the services or products of the Company, as the case may be.
3.25 Absence of Questionable Payment. Neither the Company nor any director, officer, agent, employee or other Person acting on behalf of the Company, has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds. Neither the Company nor any current director, officer, agent, employee or other Person acting on behalf of the Company, has accepted or received any unlawful contributions, payments, gifts, or expenditures.
3.26 Products
          (a) Schedule 3.26 sets forth (i) all claims asserted or, to the Company’s and each Stockholder’s Knowledge, threatened at any time during the past five years against the Company in respect of personal injury, wrongful death or property damage alleged to have resulted from products or services provided by the Company, together with a description of each such claim or action initiated with respect thereto and the disposition thereof, and (ii) all express warranties and disclaimers of warranty used by the Company in connection with the products or services provided by the Company.
          (b) The Company has not experienced product recall or material warranty claims in any of the past five years.
3.27 Disclosure
          (a) No representations or warranties of the Company or the Stockholders in this Agreement, including the Schedules, and no statement contained in any document (including, the Transaction Documents, the financial statements, certificates or other writing furnished or to be furnished by the Company or the Stockholders to the Buyer or any of its representatives pursuant to the provisions hereof or thereof or in connection with the transactions contemplated hereby or thereby), contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, to make the statements herein or therein not misleading. Except as set forth on the Schedules or in the Company’s financial statements delivered pursuant to Section 3.11, there is no fact known to the Company or any Stockholder that has or could reasonably be expected to have a Material Adverse Effect on the Company.
          (b) The Company or the Stockholders have furnished or caused to be furnished to the Buyer complete and correct copies of all agreements, instruments and documents set forth on the Schedules or underlying a disclosure set forth on any Schedule. Each of the Schedules is complete and correct.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF
THE BUYER
     The Buyer represents and warrants to the Stockholders as of the date hereof and as of the Effective Date that:
4.1 Organization. The Buyer is a company duly organized and validly existing under the laws of the Cayman Islands.
4.2 Corporate Authority. The Buyer has full corporate power and authority to enter into the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of the Transaction Documents have been duly authorized by all requisite corporate action. The Transaction Documents have been duly executed and delivered by the Buyer, and (assuming due execution and delivery by the Stockholders) the Transaction Documents constitute a valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar Law affecting creditors’ rights generally or by general equitable principles.
4.3 No Violation. Except as set forth in Schedule 4.3, the Buyer is not subject to or bound by any provision of
          (a) Any Law;
          (b) Any articles or certificate of incorporation or bylaws;
          (c) any mortgage, deed of trust, lease, note, shareholders’ agreement, bond, indenture, other instrument or agreement, license, permit, trust, custodianship, other restriction; or
          (d) Any judgment, order, writ, injunction or decree of any court, governmental body, administrative agency or arbitrator,
(w) that would prevent, (x) that would be violated by, (y) that would result in the creation of any Encumbrance as a result of, or (z) under which there would be a default or right of termination as a result of, the execution, delivery and performance by the Buyer of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby. Except as set forth in Schedule 4.3, no consent, approval or authorization of or declaration or filing with any Person is required for the valid execution, delivery and performance by the Buyer of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

ARTICLE 5.
CERTAIN COVENANTS AND AGREEMENTS
5.1 Conduct of Business Prior to the Effective Date. The Company and the Stockholders agree that, between the date hereof and the Effective Date, except as contemplated by this Agreement or permitted by written consent of Buyer, the Stockholders shall cause the Company and each subsidiary, branch office or other affiliate to operate their respective businesses only in the ordinary course consistent with prior practice and not to: (i) take any action of the nature referred to in Section 3.19, except as permitted therein; (ii) change the Company’s or any subsidiary’s, branch office’s or other affiliate’s banking or safe deposit arrangements; or (iii) change the Company’s or any subsidiary’s, branch office’s or other affiliate’s certificate or articles of incorporation or bylaws.
5.2 Expenses and Finder’s Fees. Each of the parties hereto will bear its own expenses in connection with the Transaction Documents and its performance hereof and thereof. The Company and the Stockholders, on the one hand, and the Buyer, on the other hand, each represents and warrants to the other that the negotiations relative to the Transaction Documents and the transactions contemplated hereby and thereby have been carried on in such a manner as not to give rise to any valid claims against any party for a brokerage commission, finder’s fee or other like payment. The Stockholders will be solely responsible for any and all fees payable to Samsung Securities Co., Ltd. for their services rendered in connection with the transactions contemplated by the Transaction Documents.
5.3 Access to Information and Confidentiality. Each of the parties hereto will hold and will cause its representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of applicable Law, all documents and information concerning the Company furnished to the Buyer and all documents and information concerning the Buyer furnished to the Stockholders and the Company in connection with the transactions contemplated by the Transaction Documents (except to the extent that such information can be shown to have been (a) previously known by the Buyer prior to its disclosure to the Buyer by the Stockholders or the Company, (b) previously known by the Stockholders or the Company prior to its disclosure to the Stockholders or the Company by the Buyer, (c) in the public domain through no fault of either the Stockholders or the Company, or the Buyer, or (d) later lawfully acquired from other sources that are not under an obligation of confidentiality) and will not release or disclose such information to any other Person, except in connection with the Transaction Documents to its lenders, auditors, attorneys, financial advisors and other consultants and advisors.
5.4 Transitional Assistance. To the extent reasonably requested by the Buyer, the Stockholders will cooperate with and assist the Buyer in the orderly transfer of control of the Company to the Buyer after the Effective Date.
5.5 Further Covenants Relating to Trademarks
          (a) From and after the Effective Date, each Stockholder will not, and will cause its affiliates not to, adopt, use, register or attempt to obtain rights with respect to any corporate, company or trading name or trademark, trade name, trade dress, brand mark, brand name, service mark or copyright which includes, or is similar in sound or appearance to, any of the trademarks, trade names, trade dress, brand marks, brand names, service marks or copyrights of the Company (except for the words “Yurie” and “Wide”) (the “Marks and Rights”), any corporate, company or trading name of the Buyer or any of its affiliates, or any variation of any of the foregoing, it being understood and agreed that the Buyer will promptly after the Closing cause the Company to change its corporate name so that it will not contain the words “Yurie” or “Wide”;

          (b) Each of the Stockholders will, and will cause their affiliates to, take no action which might have the effect of reflecting adversely on or diminishing the value of any of the Intellectual Property;
          (c) Each of the Stockholders will not, and will cause its affiliates not to, hold itself or themselves out as licensees or agents of the Buyer or any of its affiliates; and
          (d) Except with the express written consent of the Buyer, in promoting and advertising products, each Stockholder will not, and will cause its affiliates not to, from and after the Effective Date, directly or indirectly, (i) refer to any prior association with the development, manufacture, marketing or sales of any of the products of the Company, (ii) refer to any prior association with any of the Marks and Rights, or (iii) make use of the goodwill or public recognition of such products or the Marks and Rights.
5.6 Employee Matters.
     The parties hereto will cooperate and work in good faith to negotiate and secure early retirement and severance commitments from the employees listed on Exhibit C hereto to be effective prior to the Closing. The Buyer will bear the cost of any early retirement or severance payments to be made in connection with such commitments. The Buyer hereby agrees to indemnify and hold harmless each Stockholder for and against any and all Losses (as defined in Section 8.1 hereof) that such Stockholder may incur in connection with the provisions of cooperation and work pursuant to this Section 5.6.
ARTICLE 6.
CONDITIONS PRECEDENT OF BUYER
     Buyer need not consummate the transactions contemplated by this Agreement unless the items set forth in Section 1.3(a) have been delivered.
ARTICLE 7.
CONDITIONS PRECEDENT OF THE STOCKHOLDERS
     The Stockholders need not consummate the transactions contemplated hereby unless the items set forth in Section 1.3(b) have been delivered.
ARTICLE 8.
INDEMNIFICATION
8.1 Indemnification by the Stockholders
          (a) Each of the Stockholders, hereby agree to, severally and not jointly, defend, indemnify and hold harmless the Buyer and its successors, assigns and affiliates (each such Person being referred to herein as a “Buyer Indemnitee”) from and against any and all losses, deficiencies, liabilities, damages, assessments, judgments, costs and expenses, including attorneys’ fees (both those incurred in connection with the defense or prosecution of the indemnifiable claim and those incurred in connection with the enforcement of this provision) (collectively, the “Losses”) actually incurred by any Buyer Indemnitee, which are caused by, result from or arise out of:
          (i) Breaches of any representation or warranty hereunder on the part of the Company or any Stockholder, and failures by the Company or any Stockholder to perform or otherwise fulfill any undertaking, covenant or other agreement or obligation hereunder;
          (ii) Claims arising in connection with death, personal injury, other injury to Persons, property damage, losses or deprivation of rights (whether based on statute, negligence, breach of contract, breach of warranty, strict liability or any other theory) caused by or resulting from, directly or indirectly, the manufacture or sale of any product, or the provision of any services, by the Company on or before the Effective Date (but only to the extent that such claims are brought by third parties prior to the second anniversary of the Effective Date); and
          (iii) Any and all actions, suits, proceedings, claims or demands incident to any of the foregoing or such indemnification;
          (b) Any payment to which any Buyer Indemnitee is entitled under this Agreement pursuant to a claim for indemnification shall be made initially from the Escrow Amount in accordance with the terms of the Escrow Agreement. If any Buyer Losses exceed the Escrow Amount, the Stockholders will be obligated to indemnify the Buyer Indemnitees for such difference pursuant to this Section 8.1, subject to the other provisions of this Article 8 and Article 9.
8.2 Indemnification by the Buyer. The Buyer hereby agrees to defend, indemnify and hold harmless the Stockholders and their respective successors, assigns and affiliates (each such Person being referred to herein as a “Stockholder Indemnitee”) from and against any and all Losses actually incurred by any Stockholder Indemnitee, which are caused by, result from or arise out of: (i) breaches of any representation or warranty hereunder on the part of the Buyer, or failures by the Buyer to perform or otherwise fulfill any undertaking, covenant or agreement or obligation hereunder, (ii) claims arising in connection with death, personal injury, other injury to Persons, property damage, losses or deprivation of rights (whether based on statute, negligence, breach of contract, breach of warranty, strict liability or any other theory) caused by or resulting from, directly or indirectly, the manufacture or sale of any product, or the provision of any services, by the Company after the Effective Date, and (iii) any and all actions, suits, proceedings, claims or demands incident to any of the foregoing or such indemnification.
8.3 Indemnification Notification. When any of the Buyer Indemnitees or the Stockholder Indemnitees (the “Indemnified Party”) obtains knowledge of any claim or demand which has given rise to a claim for indemnification hereunder, the Indemnified Party shall promptly give written notice of such claim or demand (“Notice of Claim”) to the Stockholders’ Representative on behalf of the Stockholders or the Buyer, as the case may be (each of the Stockholders and the Buyer, an “Indemnifying Party”). The Indemnified Party shall furnish to the Stockholders’ Representative or the Buyer, as the case may be, in reasonable detail such information as the Indemnified Party may have with respect to such indemnification claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same). The failure to promptly notify the Stockholders’ Representative or the Buyer (as the case may be) will not relieve any Indemnifying Party of its obligations hereunder except to the extent that such claim is materially prejudiced as a result thereto.
8.4 Indemnification Procedure. If the claim or demand set forth in the Notice of Claim given by the Indemnified Party pursuant to Section 8.3 is a claim or demand asserted by a third party, the Indemnifying Party shall have fifteen (15) days after the date of the Notice of Claim to notify the

Indemnified Party in writing of its election to defend such third-party claim or demand on behalf of the Indemnified Party; provided that such written notification shall expressly acknowledge the Indemnifying Party’s responsibility to indemnify and hold the Indemnified Party harmless from such third-party claim or demand. If the Indemnifying Party elects to defend such third-party claim or demand, the Indemnified Party shall make available to the Indemnifying Party and his agents and representatives all records and other materials which are reasonably required in the defense of such third-party claim or demand and shall otherwise cooperate with, and assist the Indemnifying Party in the defense of, such third-party claim or demand, and so long as the Indemnifying Party is defending such third party claim in good faith, the Indemnified Party shall not pay, settle or compromise such third-party claim or demand. If the Indemnifying Party elects to defend such third-party claim or demand, the Indemnified Party shall have the right to participate in the defense of such third-party claim or demand, at the Indemnified Party’s own expense. If the Indemnifying Party does not elect to defend such third-party claim or demand or does not defend such third-party claim or demand in good faith, the Indemnified Party shall have the right, in addition to any other right or remedy it may have hereunder, at the Indemnifying Party’s expense, to defend such third-party claim or demand; provided, however, that (i) the Indemnified Party shall not have any obligation to participate in the defense of, or defend, any such third party claim or demand; and (ii) the Indemnified Party’s defense of or its participation in the defense of any such third-party claim or demand shall not in any way diminish or lessen the obligations of the Indemnifying Party under the agreements of indemnification set forth in this Article 8.
8.5 Limitations on Amount.
          (a) No Indemnifying Party shall be liable to indemnify an Indemnified Party pursuant to Section 8.1 or Section 8.2, as the case may be, unless and until the total of all Losses for which the Indemnifying Party is liable exceeds 100,000,000 Korean Won (the “Threshold”) and in such event, indemnification shall be made for the amount of the Losses that exceeds the Threshold, subject to the other provisions of this Article 8 and Article 9; provided, however, that (i) the Stockholders’ liability for indemnification with respect to Section 3.13 or Section 3.15 and any covenants or agreements with respect to Intellectual Property matters, and (ii) the Buyer’s liability for indemnification with respect to the payment of the Purchase Price and Section 1.3(c) will not be subject to the Threshold.
          (b) No Indemnifying Party shall be liable for, and the amount of any Losses for which an Indemnifying Party would otherwise be liable for shall be reduced by, (i) the amount of any insurance proceeds paid to the Indemnified Party with respect to such Losses, and (ii) any indemnity, contribution or other similar payment paid to the Indemnified Party by any third party with respect to such Losses.
          (c) In no event shall any Indemnifying Party be liable for indemnification under this Article 8 with respect to any Losses in an aggregate amount in excess of 3,000,000,000 Korean Won (the “Indemnification Cap”). None of the Stockholders shall be obligated to indemnify the Buyer pursuant to this Article 8 in an aggregate amount in excess of its pro rata share of the Indemnification Cap (each an “Individual Cap”). With respect to any indemnification obligation pursuant to this Article 8, each Stockholder shall be obligated to pay only its pro rata portion of the aggregate amount payable with respect to such indemnification obligation, subject to the applicable Individual Cap. For the avoidance of doubt, notwithstanding the foregoing, the Buyer shall be liable for all Losses resulting from (i) non-payment of the Purchase Price, or (ii) non-performance of its obligations under Section 1.3(c) without the benefit of the Threshold or the Indemnification Cap.
8.6 Exceptions and Deductions. No party hereto shall have liability under any indemnification provision of this Article 8, if and to the extent that the Losses, or any portion of such Losses, arise from or are attributable to the negligence or willful misconduct of the Indemnified Party; and in no event shall a party hereto be liable for indirect, special or consequential damages. The Indemnified Party shall take all reasonable steps to mitigate Losses upon and after becoming aware of an event which is reasonably likely to give rise to such Losses. The Indemnifying Party shall make the indemnification payments under this Article 8 after making all deductions or withholdings required by any applicable Law.
8.7 No Duplication; Sole Remedy; No Right of Deduction/Set-off. Any liability for indemnification hereunder shall be determined without duplication of recovery for any reason whatsoever including by reason of the underlying circumstances constituting a breach of more than one representation, warranty, covenant, undertaking or agreement contained herein. After the Closing, the Indemnified Party’s rights to indemnification as provided for in Sections 8.1 or 8.2 for a breach of any representation, warranty, covenant, undertaking or agreement hereunder shall constitute the Indemnified Party’s sole and exclusive remedy for such breach, and the Indemnifying Party shall have no other liability or damages to the Indemnified Party resulting from such breach. For the avoidance of doubt, anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, undertaking or agreement contained herein shall give rise to any right on the part of the Indemnified Party to rescind this Agreement or any of the transactions contemplated hereby after the Closing. Neither the Buyer nor the Stockholders shall have any right to deduct or set-off any payments due pursuant to Article 1 of this Agreement against any other payment to be made pursuant to this Agreement or otherwise (including against indemnification payments).
ARTICLE 9.
SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS
9.1 Representations, Warranties and Covenants. The covenants contained in this Agreement will survive the Effective Date without limitation. The representations and warranties contained herein will survive the Effective Date for a period of two years.
ARTICLE 10.
MISCELLANEOUS
10.1 Cooperation. Each of the parties hereto will use its reasonable efforts to take or cause to be taken all actions, to cooperate with the other parties hereto with respect to all actions, and to do or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Transaction Documents (including the retention of records and the provision of access to relevant records).
10.2 Notices. Any notices, requests or other communications required or permitted to be given under the Transaction Documents must be in writing and must be either (a) delivered by hand, (b) mailed by registered mail, return receipt requested, postage prepaid, (c) sent by a reputable, overnight delivery service, or (d) sent by facsimile (with the original being sent by one of the other permitted means or by regular mail), and addressed to each party using the contact information reflected on the signature page hereto. Any such notice, request or other communication will be considered delivered on the date actually delivered or when delivery is refused or deemed impossible due to the recipient having changed its address without notifying the other parties to the Transaction Documents. Any party to the Transaction Documents may change its contact information as reflected on the signature page hereto by providing at least ten days prior written notice to all other parties.

10.3 Governing Law
          (a) This Agreement and the other Transaction Documents will be governed by and construed in accordance with the internal substantial Law, and not the choice of law rules, of the State of Delaware, United States.
          (b) Any disputes arising out of or in connection with the Transaction Documents will be referred to and finally resolved by arbitration in accordance with UNCITRAL Arbitration Rules (the “Rules”) in force at the Effective Date, which rules are deemed to be incorporated by reference into this clause; provided, that each party will be entitled to seek interim, interlocutory or permanent injunctive relief from any court of competent jurisdiction. The arbitration proceedings will be conducted in San Francisco, California, United States. The language of the proceedings will be in English. All arbitration will be conducted before a panel of three arbitrators selected by the Rules. The decision resulting from the arbitrator will be final and binding on the parties.
10.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by less than all of the parties, each of which will be enforceable against the parties actually executing such counterparts and all of which together will constitute one instrument.
10.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and should not be considered in construing or interpreting this Agreement.
10.6 Entire Agreement. The Transaction Documents and the other documents delivered pursuant to the Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party will be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.
10.7 Amendment and Modification. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party or parties against whom enforcement of any such amendment, waiver, discharge or termination is sought.
10.8 Binding Effect; Benefits. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto and their respective successors and assigns (and, to the extent provided in Sections 8.1 and 8.2, the other Buyer Indemnitees and Stockholder Indemnitees) any rights, remedies, obligations or liabilities under or by reason of this Agreement.
10.9 Assignability. This Agreement is not assignable by any party hereto without the prior written consent of the other parties; PROVIDED, THAT the Buyer (i) may grant a security interest in its rights under this Agreement to its lenders as security for the Buyer’s obligations to such lenders (and such lenders may exercise its rights and remedies with respect to such security interest), and (ii) may assign its rights under this Agreement to any affiliate of the Buyer.
10.10 Severability and Ambiguity. The invalidity or unenforceability of any particular provision of this Agreement will not affect the other provisions hereof, and this Agreement will be construed in all respects as if such invalid or unenforceable provisions were omitted. Each of the parties acknowledges that they and their counsel have reviewed this Agreement and suggested changes to its language. Therefore, any rule of construction that any ambiguity will be construed against the drafter of this Agreement will not apply in interpreting the provisions of this Agreement.

10.11 Stockholders’ Representative. Each Stockholder hereby irrevocably authorizes, directs and appoints Mr. Kris Chung to act as sole and exclusive representative for such Stockholder (the “Stockholders’ Representative”) and authorizes and directs the Stockholders’ Representative to (i) take any and all actions (including, without limitation, executing and delivering any documents, incurring any costs and expenses on behalf of such Stockholder and making any and all determinations) which may be required or permitted by this Agreement to be taken by such Persons; (ii) exercise such other rights, power and authority, as are authorized, delegated and granted to the Stockholders’ Representative pursuant to this Agreement; and (iii) exercise such rights, power and authority as are incidental to the foregoing. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Stockholders’ Representative consistent therewith, shall be absolutely and irrevocably binding on each such Person as if such Person personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Person’s capacity. Each Stockholder agrees that the Stockholders’ Representative shall not be liable for any actions taken or omitted to be taken under or in connection with this Agreement or the transactions contemplated hereby or thereby, except for such actions taken or omitted to be taken resulting from Stockholders’ Representative’s willful misconduct. The Buyer shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed by or purported to be executed on behalf of any Stockholder by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any such Person by the Stockholders’ Representative as fully binding upon each such Person.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

CELGARD ACQUISITION CORP., as the Buyer

By:	/s/ Mitchell J. Pulwer

Name:	Mitchell J. Pulwer
Title:	President
Address:	13800 South Lakes Drive, Charlotte, NC 28273

Telephone:	(704) 587-8409

Fax:	(704) 587-8721

E-mail:	mitchpulwer@celgard.com

YURIE WIDE CORPORATION, as the Company

By:	/s/ Christopher Chung

Name:	Christopher (Young) Chung

Title:	Chief Executive Officer

Address:	c/o Kim, Chang & Lee, 171 Wonseo-dong, Chongro-ku Seoul 110-280, Korea

Telephone:	82-2-397-9800

Fax:	82-2-725-8727/8

E-mail:	myhan@kinchanglee.co.kr

/s/ Christopher Chung

Christopher (Young) Chung
Address:
Telephone:	82-2-397-9800

Fax:	82-2-725-8727/8

E-mail:	kchung@yurie.co.kr

Yurie ES Co., Ltd.
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Hee-Ran Kim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Sung-Ja Lee
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Kyung-Ja Kim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Young-Sook Song
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Hee-Jun Kim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Ki-Jung Kang
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Myung-Shin Lee
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Kyung-Wan Kim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Sung-Keun Lim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Il-Soon Lim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

In-Suk Choi
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Hark-Soon Park
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Wook Kim
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Suk-Ho Jin
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact

Hun-Goo Cho
By:	/s/ Christopher Chung
	Name:	Christopher (Young) Chung
	Title:	Attorney-in-Fact